US$2,500,000,000	Filed pursuant to rule 433
6.375% Senior Notes due 2014	File No. 333-157459

Terms and Conditions:

Issuer:	Citigroup Inc.

No FDIC Guarantee:	This debt is not guaranteed under the Federal Deposit Insurance Corporation’s Temporary Liquidity Guarantee Program.

Ratings:	A3 (stable)/A (stable)/A+ (stable) (Moody’s / S&P / Fitch)

Ranking:	Senior

Trade Date:	August 5, 2009

Settlement Date:	August 12, 2009 (T+5 days)

Maturity:	August 12, 2014

Par Amount:	U.S. $2,500,000,000

Semi-Annual Coupon:	6.375% per annum

Re-offer Spread to Benchmark:	T5 + 380 basis points

Re-offer Yield:	6.536% per annum

Public Offering Price:	99.323%

Net Proceeds to Citigroup:	$2,474,950,000 (before expenses).

Interest Payment Dates:	The 12th day of February and August in each year, with following business day convention. The first interest payment date is February 12, 2010.

Day Count:	30/360.

Defeasance:	Applicable. Provisions of Article Eleven of the Indenture apply.

Redemption at Issuer Option:	Only for tax purposes.

Redemption for Tax Purposes:	Applicable at issuer option if, as a result of changes in U.S. tax law, withholding tax or information reporting requirements are imposed on payments on the notes to non-United States persons. Redemption as a whole, not in part.

Sinking Fund:	Not applicable.

Listing:	Application will be made to list the notes on the regulated market of the Luxembourg Stock Exchange.

Minimum Denomination / Multiples:	$1,000/ multiples of $1,000 in excess thereof

Book Manager:	Citigroup Global Markets Inc.

Senior Co-Managers:	Banc of America Securities LLC Deutsche Bank Securities Inc. Goldman, Sachs & Co. UBS Securities LLC

Junior Co-Managers:	Barclays Capital Inc.
BNP Paribas Securities Corp.
nabCapital Securities, LLC
RBC Capital Markets Corporation
RBS Securities Inc.
Sandler O’Neill & Partners, L.P.
SBK-Brooks Investment Corp.
TD Securities (USA) LLC
Utendahl Capital Partners, L.P.

US$2,500,000,000	Filed pursuant to rule 433
6.375% Senior Notes due 2014	File No. 333-157459

CUSIP:	172967 EY 3

ISIN:	US172967EY38

Citigroup Inc. has filed a registration statement (including a prospectus) with the Securities and Exchange Commission for the offering to which this communication relates. Before you invest, you should read the prospectus in the registration statement and the other documents Citigroup has filed with the SEC for more complete information about Citigroup and this offering. You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. The file number for Citigroup’s registration statement is No. 333-157459. Alternatively, you can request the prospectus by calling toll-free in the United States 1-877-858-5407.